

November 5, 2010

John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re:** **U.S. Realty Partners Limited Partnership**
> **National Property Investors III**
> **Shelter Properties II**
> **Schedules 13E-3, as amended**
> **Filed on October 12 and 28, 2010**
> **File Nos. 005-55083, 005-47881, 005-44517**
>
> **Apartment Investment and Management Company**
> **Aimco Properties, LP**
> **Registration Statements on Form S-4, as amended**
> **Filed on October 12 and 28, 2010**
> **File Nos. 333-169870, 333-169872, 333-169873**

Dear Mr. Bezzant:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

The following comments are applicable to all three registration statements on Form S-4:

General

1.   We note that Items 7, 8 and 9 of each of the above Schedules 13E-3 incorporate by reference sections of the respective information statement/prospectus that are not located in the Special Factors section. Please revise each registration statement so that all disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3 is included in the Special Factors section of the respective prospectus. See Exchange Act Rule 13e-3(e)(1)(ii).

2.   We have reviewed your response to comment 1 in our letter dated October 5, 2010. Please note that in order to calculate whether condition I.B.1. of the Instructions to Form S-3 has been met, your equity must be traded on a public market, such as an exchange. Refer to Securities Act Forms C&DI Question 116.08 available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. While we note that Apartment Investment and Management Company shares are traded on the New York Stock Exchange, it does not appear that the shares of AIMCO Properties, L.P. are listed on a public market. Please provide an analysis of another way AIMCO Properties, L.P. meets the eligibility requirements of Form S-3. In the alternative, please revise your Form S-4 to remove the information required under Items 10 and 11 for AIMCO Properties, L.P. that was incorporated by reference and provide the required disclosure on Form S-4 for AMICO.

Expenses and Fees and Source of Funds, pages 33, 34 and 36, respectively

3.   The summaries of the revolving credit facility do not include a discussion of the collateral. Please revise or advise. Please see Item 1007(d)(1) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233. If you require further assistance, you may contact Perry Hindin, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Tom Kluck
Branch Chief

cc: Via Facsimile (213) 621-5396
        Jonathan Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP